                                November 2, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Linda Cvrkel, Branch Chief
John Stickel
Claire Erlanger

Re:	Travelstar, Inc. (formerly “Joystar, Inc.”) Registration Statement on Form SB-2 Filed December 19, 2006 (File No. 333-139461)

Dear Ms. Cvrkel:

On behalf of Travelstar, Inc. (formerly “Joystar, Inc.”) (“Travelstar” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filings as set forth in the comment letter of October 11, 2007.

Amendment #3 to Form SB-2

Prospectus Summary
Risk Factors

1.                      We note your disclosure on page 1 and 3 that for the three months ended June 30, 2007, you had a net loss of $579,337, as compared to net income of $90,353 for the three months ended June 30, 2006. For the six months ended June 30, 2007, you had a net loss of $1,017,685, as compared to a net loss of $231,144 for the six months ended June 30, 2006. However, it appears that these amounts refer to the operating loss and operating income generated in the applicable periods, rather than the net loss or income. Please revise your disclosures accordingly so that the amounts agree to the appropriate captions included in the unaudited interim financial statements.

Response:   The Company has revised its disclosures under the prospectus summary and risk factors so that the amounts agree to the appropriate captions in accordance with the Commission’s comment.

Management’s Discussion & Analysis, page 23

Liquidity and Capital Resources

2.
 We note from your response to our prior comment 1 that you have expanded your liquidity discussion to cover both the interim period and the two—year period covered by the audited financial statements. However we do not believe that your MD&A disclosure adequately addresses our prior comment. Please expand your liquidity discussion for both the interim period ended June 30, 2007 and the two—year period covered by the audited financial statements, using period—to—period comparisons or any other format to enhance the reader’s understanding. Your discussion should include any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your liquidity; internal and external sources of liquidity; and any material Commitments for capital expenditures and expected Sources of hinds for such expenditures. Refer to Item 303(b) of Regulation S-B.

Response:    The Company has revised its MD&A disclosure for both the interim period ended June 30, 2007 and the two year period covered by the audited financial statements in accordance with the Commission’s comment.

Interim Financial Statements for the six months ended June 30, 2007

Statements of Operations, page F-3

3.                      We note from your response to our prior comment 3 that you have revised MD&A and the notes to the interim financial statements in accordance with our prior comment. However, we do not believe that your revised disclosure adequately responds to our prior comment. As previously requested, please revise MD&A and the notes to your interim financial statements to discuss the factors responsible for the significant change in the fair value of your warrants (e.g. change in value of stock) during the three months and six months ended June 30, 2007 as compared to the comparable periods of the prior year. Your revised disclosure should indicate the reasons why there is a substantial gain during 2007 as compared to a loss in six months ended June 30, 2006.

Response:                            The change in the fair value of the Company’s warrants during the three and six months ended June 30, 2007 as compared to the comparable periods of the prior year were due to a change in the value of the Company’s stock. The Company has revised its MD&A and the notes to the interim financial statements to discuss how the change in the value of the Company’s stock is responsible for the significant change in the fair value of the Company’s warrants in accordance with the Commission’s comment.

4.                  We note that the amounts presented on your interim financial statements for the three months and six months ended June 30, 2006 are marked as revised “revised.” Please tell us and revise the notes to your interim financial statements to disclose the nature of the revisions made to these interim financial statements.

Response:    In connection with the preparation of the December 31, 2006 audit of the Company's financial statements and comment letters received from the Commission, the Company determined that there were errors in the accounting treatment and reported amounts in the Company’s previously filed financial statements. As a result, the Company determined to restate its financial statements for the six months ended June 30, 2007 and 2006.The Company has added Note 4 to the interim financial statements to disclose the nature of the revisions made to these interim financial statements in accordance with the Commission’s comment. In addition, the Company will file amendments to Form 10-QSB for the quarters ended June 30, 2007, and June 30, 2006.

Note 2. Significant Accounting Policies

-Revenue Recognition, page F-7

5.                  We note from your disclosure that for the six months ended June 30, 2007 you recognized a reserve equal to 15% of the gross commissions generated. Please tell us, and revise your note to disclose the reasons for the decrease from the 25% reserve recognized at December 31, 2006.

Response:     The Company has added the following disclosure to Note 2 of the reasons for the decrease in the recognized reserve in accordance with the Commission’s comment:

The reserve for the six months ended June 30, 2007 was reduced to 15% from the level of 25% that was used for the year ended December 31, 2006. Management believes that this reduction in the reserve percentage was appropriate due to its implementation of improved internal processes for capturing data used to record revenues. The improved process consists of a more detailed review of reservations bookings made by its travel agents. As part of this review the Company is better able to eliminate or correct errors in the raw data, thereby reducing the percentage reserve requirements that were previously applied.

Accrued Liability Related to Warrants and Stock Purchase Rights, page F-10

6.                  We note from the disclosure on page F-10 that because the Company potentially did not have prior to June 21, 2007, sufficient authorized shares available to settle its open stock—based contracts, the initial fair value of the applicable contracts (consisting primarily of non-employee stock warrants and rights to purchase common stock,) had been classified as “accrued liability related to warrants and stock purchase rights” on the accompanying balance sheet and measured subsequently at fair value with gains and losses included in the statement of operations. We also note that on June 21, 2007, the Company filed a certificate of amendment to its Articles of Incorporation to increase its authorized capital and as a result the Company has sufficient authorized shares available to settle its open stock-based contracts. We further note that as a result, the Company has eliminated the accrued liability related to warrants and stock purchase rights and recorded a gain of $6,858,989 and $8,281,373, respectively for the three and six months ended June 30, 2007. Please note that in accordance with the guidance outlined in paragraph 10 of EITF 00-19, if a contract is reclassified from a liability to equity, as occurred in your circumstances, gains or losses recorded to account for the contract at fair value during the period the contract was classified as an asset or liability should be reversed. Please revise your financial statements for the three and six months ended June 30, 2007 to reflect the elimination of the liability as a reclassification adjustment to equity rather than as an adjustment to your net earnings for the three and six months ended June 30, 2007.

Response:        The Company has revised its financial statements for the three and six months ended June 30, 2007 in accordance with EITF00-19. The value of the liability was marked to market as of June 21, 2007. The balance of the liability was reclassified as equity rather than as an adjustment to net earnings.

Note 6. Stock Options, page F-11

7.                  We note your disclosure in Note 6 that “the following table summarizes information about stock options outstanding at June 30, 2007, with exercise prices equal to the fair market value on the date of grant with no restrictions on exercisability after vesting.” However, immediately following this disclosure is Note 7, and the table referenced in the disclosure appears to be included after Note 7. Please revise Note 6 to include the referenced table.

Response:                            The Company has revised the notes to the interim financial statements so that the table is included in the appropriate note (which is Note 7 in the Amendment No. 4 to Form SB-2) in accordance with the Commission’s comment.

Notes to the Audited Financial Statements

Note 2. Significant Accounting Policies

-Revenue Recognition, page F-20

8.                  We note from your response to our poor comment 6 that in the years ended December 31, 2006 and December 31, 2005 you recognized override revenues based on the actual, not estimated or projected, attainment of various supplier production goals. However, we also note your disclosure in MD&A on pages 25 and 27, that as of January 2007 you changed your revenue recognition policy so that you only recognize override revenue either upon receipt of funds or confirmation of entitlement from the travel supplier, and as a result during the six months ended June 30, 2007 you recognized $66,718 in override revenue, compared with $374,659 during the six months ended June 30, 2006. Please explain to us how you recognized override revenue for the six month period ended June 30, 2006. If the amount recognized is not based on actual attainment of supplier production goals, we believe you should revise to recognize revenue in accordance with EITF topic D-96. Also, please confirm for us, and disclose in the notes to the financial statements, that the change in policy effective January 1, 2007 would not have resulted in a material difference of revenue amounts recognized as of December 31, 2006 and 2005, had it been effective for those periods, since the revenue recorded for these years was based on the actual amounts attained.

Response:                            During the six month period ended June 30, 2006, the Company recognized override revenues, based on its evaluation of the actual attainment of various supplier production goals, as of the end of each interim period. While the Company believes that its recognition of override revenues for this period was accurate, this policy required that the Company track and measure a large number of complex agreements.  Effective in January 2007, the Company modified its revenue recognition policy. Because the Company recognized override revenue for the six month period ended June 30, 2006, based on actual attainment of supplier production goals, a revision is unnecessary.

The Company confirms that the change in policy effective January 1, 2007 would not have resulted in a material difference of revenue amounts recognized as of December 31, 2006 and 2005, had it been effective for those periods. The Company has added this disclosure to Note 2 to the audited financial statements in accordance with the Commission’s comment.

Note 4. Restatement of Financial Statements

9.                  We note from your revised disclosure in Note 4 that $480,180 was added to the accrued liability and the loss on fair value of warrants and stock purchase rights was recognized as of and for the year ended December 31, 2006. Please revise to clearly disclose the effect of the correction on each financial statement line item (including net income) and any per-share amounts affected for each period presented. See paragraph 26 of SFAS No. 154.

Response:                            The Company has revised Note 4 to the audited financial statements to disclose the effect of the correction on each financial statement line item in accordance with the Commission’s comment.

Updated Financial Statements

10.                  The financial statements should be updated, as necessary to comply with Rule 3-10(g) of Regulation S-B at the effective date of the registration statement.

Response:                            In accordance with Rule 3-10(g) of Regulation S-B, the Company’s Amendment No. 4 to Form SB-2 includes financial statements for the interim period ended June 30, 2007.

11.                  Provide a currently dated consent from the independent public accountant in the next amendment.

Response:                              The Company has provided a currently dated consent from the Company’s independent public accountant in accordance with the Commission’s comment.

Very Truly Yours,

By:	/s/ Richard A. Friedman
Richard A. Friedman